UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ALERISLIFE INC.

(Name of Subject Company (Issuer))

ABP ACQUISITION 2 LLC

a wholly owned subsidiary of

ABP ACQUISITION LLC

(Names of Filing Persons (Offeror))

ABP TRUST

ADAM D. PORTNOY

(Name of Filing Persons (other persons))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

33832D205

(Cusip Number of Class of Securities)

Adam D. Portnoy
President
ABP Acquisition LLC
255 Washington Street
Newton, MA 02458
(617) 928-1300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Faiz Ahmad
Skadden, Arps, Slate, Meagher & Flom LLP
920 North King Street
Wilmington, DE 19801
(302) 651-3250

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$41,225,242	$4,543.02

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the difference between 33,442,433, the number of shares of common stock of AlerisLife Inc., par value $0.01 per share (“Shares”), outstanding as of February 16, 2023, and 1,972,783, the number of Shares owned by ABP Acquisition LLC or by any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser, multiplied by $1.31. The calculation of the filing fee is based on information provided by AlerisLife Inc. as of February 16, 2023.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023, by multiplying the transaction value by 0.00011020.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 4,543.02	Filing Party:	ABP Acquisition 2 LLC and ABP Acquisition LLC
Form or Registration No.:	Schedule TO	Date Filed:	February 17, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 is filed with the U.S. Securities and Exchange Commission by ABP Acquisition 2 LLC, a Maryland limited liability company (“Purchaser”), ABP Acquisition LLC, a Maryland limited liability company (“Parent”), ABP Trust, a Maryland statutory trust (“ABP Trust”), and Adam D. Portnoy, an individual, and amends and supplements the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the U.S. Securities and Exchange Commission on February 17, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of AlerisLife Inc., a Maryland corporation (“ALR”) (other than Shares held by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser), at a price of $1.31 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 17, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii) of the Schedule TO respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Item 1 through 9, Item 11 and Item 13.

Item 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The information set forth in the section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is amended and supplemented by replacing the last sentence of the first paragraph with the following sentences:

“Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, (i) the term “Purchaser Group” refers to Parent, Purchaser, ABP Trust (as defined below) and Mr. Portnoy, and (ii) references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Parent, as the context requires, and, where appropriate, the Purchaser Group.”

2.	The information set forth in the section entitled “Who Is Offering To Buy My Securities?” on page 1 of the Offer to Purchase is amended and supplemented by replacing the first and second paragraph with the following sentences:

“• Purchaser is offering to buy your securities. Purchaser was organized in connection with this Offer and has not carried on any activities other than entering into the Agreement and Plan of Merger, dated as of February 2, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among ALR, Parent and Purchaser, and activities in connection with, the Offer. See Section 17—“Certain Information Concerning the Purchaser Group.”

• Parent is a wholly owned subsidiary of ABP Trust. Adam D. Portnoy, a Managing Director of ALR and Chair of ALR’s Board of Directors (the “ALR Board”), is the sole trustee and controlling shareholder and an officer of ABP Trust. See Section 17—“Certain Information Concerning the Purchaser Group.””

3.	The information set forth in the section entitled “What Does The ALR Board Of Directors Think Of The Offer?” on page 4 of the Offer to Purchase is amended and supplemented by replacing the third paragraph with the following sentences:

“• ALR’s full statement on the Offer is set forth in its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which it filed with the SEC substantially concurrently with the filing of our Schedule TO dated February 17, 2023. See also the Introduction, Section 2— “Position of Parent and Mr. Portnoy Regarding the Fairness of the Transaction” and Section 8—“Recommendation by the Special Committee and the Board of Directors of ALR.””

4.	The information set forth in the section entitled “Introduction” on page 7 of the Offer to Purchase is amended and supplemented by replacing the final sentence of the first paragraph with the following sentences:

“Purchaser is a wholly owned subsidiary of ABP Acquisition LLC (“Parent”), a Maryland limited liability company. Parent is a wholly owned subsidiary of ABP Trust (“ABP Trust”), a Maryland statutory trust. Adam D. Portnoy is the sole trustee and controlling shareholder and an officer of ABP Trust.”

5.	The information set forth in the section entitled “Background of the Offer; Contacts with ALR” on page 9 of the Offer to Purchase is amended and supplemented by replacing the final sentence of the paragraph beginning with “On January 26, 2023” with the following sentences:

“Also, on January 26, the chief executive manager of Party B delivered a letter to Saul Ewing, which Party B speculated in the letter was counsel to ABP Trust, notifying Saul Ewing of the Party B Proposal and noting that if the ALR Board did not accept the proposal, Party B was prepared to “take extensive actions that could cause liability and other economic repercussions for the ABP Trust” and that Party B hoped ABP Trust would “use its influence to ensure that [Party B] does not need to take extraordinary actions.” ABP Trust, after conferring with Parent and its advisors, determined that it should not respond to Party B’s letter and that the Special Committee was the appropriate party to conduct an independent evaluation of the Party B Proposal and respond accordingly.”

6.	The caption and information set forth in the section entitled “2. Position of Parent Regarding Fairness of the Transaction” on page 14 of the Offer to Purchase is amended and restated as follows:

2.	Position of Parent and Mr. Portnoy Regarding the Fairness of the Transaction.

“Under the rules of the SEC governing “going-private” transactions, Parent and Mr. Portnoy may be deemed to be an affiliate of ALR and therefore, be required to express their belief to security holders of ALR who are unaffiliated with ALR as to the fairness of the transaction. We believe that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the Offer Price to be received by security holders of ALR who are unaffiliated with ALR pursuant to the Offer and the Merger, are fair to such security holders.

Parent and Mr. Portnoy believe that the price to be paid in the Offer is fair to security holders of ALR who are unaffiliated with ALR. Parent and Mr. Portnoy base their belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the transaction and are not listed in any relative order of importance:

•	The Special Committee (as defined below) determined the Merger Agreement and the Transactions, including the Offer and the Merger, to be advisable and in the best interest of ALR and its stockholders (other than Parent and its affiliates).

•	In connection with making the foregoing determinations, the Special Committee was advised by its own advisors, including Ropes & Gray LLP, its independent legal counsel, and Citi, its independent financial advisor.

•	The Offer Price represents a premium of approximately:

o	61.7% to the closing price of the Shares on February 2, 2023, the last trading day prior to the date of the announcement of the transaction; and

o	85% to the trailing 30-trading-day volume weighted average price of Shares through February 2, 2023, the last trading day prior to the date of the announcement of the transaction.

•	Neither the Offer nor the Merger is subject to any financing condition, thus increasing the likelihood that the Offer and the Merger will be consummated and the Offer Price or merger consideration, as applicable, will be paid to the security holders of ALR who are unaffiliated with ALR.

•	The Offer provides ALR’s security holders with the certainty of receiving cash for their Shares and removes the risk of any decrease in the value of ALR.

•	The Offer provides ALR’s security holders with an opportunity to receive liquidity for their Shares at a significant premium, notwithstanding ALR’s small public float, limited trading volume and Nasdaq’s potential delisting of ALR’s Shares as disclosed by ALR on November 10, 2022.

•	There are potential risks to ALR of continuing to have publicly traded common stock, including the risks of market volatility and global economic uncertainty.

•	Parent’s and Mr. Portnoy’s view that there are no unusual requirements or conditions to the Offer or Merger.

In addition, Parent and Mr. Portnoy believe that the Offer and Merger are procedurally fair to security holders of ALR who are unaffiliated with ALR, based on the following factors, which are not listed in any relative order of importance:

•	The Merger Agreement and the transactions contemplated by the Merger Agreement were negotiated at arms-length and unanimously approved by the Special Committee, which was comprised of solely independent directors of ALR that have no financial interest in the Merger that is different from that of the security holders of ALR who are unaffiliated with ALR other than (a) such independent directors’ receipt of cash compensation for their service on the ALR Board in the ordinary course (which is not contingent on the completion of the Merger or the Special Committee’s or the ALR Board’s recommendation and/or authorization and approval of the Merger), (b) their indemnification and liability insurance rights and rights to advancement of fees under their respective indemnification agreements entered into with ALR and (c) their right to receive cash consideration after the completion of the Merger with respect to the Shares that had been granted to them, if any, under ALR’s equity compensation plan for their service on the ALR Board. The Special Committee could objectively and independently assess the potential transaction and was fully informed about the extent to which the interests of Parent differed from those of the security holders of ALR who are unaffiliated with ALR.

•	Each of such security holders will be able to decide voluntarily whether or not to tender Shares in the Offer.

•	Such security holders will have sufficient time to make a decision whether or not to tender since the Offer will remain open for a minimum of 20 business days.

•	The Offer Price resulted from active negotiations between the Special Committee and Parent, which resulted in the Special Committee negotiating, among other things, to increase Parent’s initial bid of $0.95 per Share to $1.31 per Share, a 37.9% increase.

•	The Merger Agreement provides ALR with the right to terminate the Merger Agreement in certain circumstances, including in order to accept a Superior Offer (as defined in the Merger Agreement), subject to the terms and conditions of the Merger Agreement.

•	The Special Committee negotiated to eliminate any termination fee that would have been payable by ALR in certain customary circumstances, including in connection with accepting a Superior Offer and instead limited ALR’s obligation in such circumstances to reimbursement of the reasonable and documented expenses of Parent and its affiliates in connection with the Merger Agreement subject to a cap of $750,000.

•	The fact that (i) Parent sought the ALR Board’s permission in accordance with the Standstill Agreement (as defined below) to submit a proposal and (ii) since the outset of discussions of a potential transaction with ALR, Parent has conditioned any such transaction on approval by the Special Committee.

•	The fact that the Special Committee had no obligation to recommend any transaction, including a transaction with Parent, and that the Special Committee had the authority to reject any proposals made by Parent or any other person.

•	Notwithstanding that the opinion of Citi was provided solely for the benefit of the Special Committee and that Parent is not entitled to, nor did it, rely on such opinion, the fact that the Special Committee received an opinion of Citi, dated February 2, 2023, to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth therein, the $1.31 per Share cash consideration to be received by the holders of Shares (other than Parent, Purchaser, the DHC Parties (as defined below) and their respective affiliates) in the Offer and the Merger, taken together as an integrated transaction, was fair, from a financial point of view to such holders.

•	In the event that the Merger Agreement is terminated, the DHC Consent and Amendment Agreement will automatically terminate, permitting the DHC Parties to vote in favor of, or otherwise tender their Shares in connection with any other proposed transaction with a third party.

Parent and Mr. Portnoy considered that in accordance with Maryland law, the Merger Agreement and the transactions contemplated by the Merger Agreement are not subject to approval by a majority of the security holders of ALR who are unaffiliated with ALR, nor is such a “majority of the minority” approval the prevailing market practice for going private transactions involving Maryland companies. Nevertheless, Parent and Mr. Portnoy believe the Offer and the Merger are procedurally fair to the security holders of ALR who are unaffiliated with ALR because of the various safeguards and protective terms, as summarized above, that have been adopted to ensure the procedural fairness of the Offer and the Merger.

Parent and Mr. Portnoy also considered the following factors, each of which Parent and Mr. Portnoy considered negative in its considerations concerning the fairness of the terms of the transaction and are not listed in any relative order of importance:

•	Any security holder that tenders all its Shares in the Offer or has its Shares converted into cash in a subsequent Merger would cease to participate in the future earnings or growth, if any, of ALR or benefit from increases, if any, in the value of ALR.

•	The sale of Shares in the Offer is generally taxable to the selling security holders.

•	Certain directors and officers of ALR may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. See Section 4—“Interests of Certain Persons in the Offer,” Section 5 —“Transactions and Arrangements Concerning the Shares” and Schedule A.

Parent and Mr. Portnoy did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. Parent and Mr. Portnoy have not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purpose of assessing the fairness of the Offer and Merger to the security holders of ALR who are unaffiliated with ALR. Neither Parent nor any affiliate of Parent has received any report, opinion or appraisal from any outside party materially related to the Offer or Merger, including any report, opinion or appraisal relating to the fairness of the Offer Price to the security holders of ALR who are unaffiliated with ALR.

In reaching its conclusion as to fairness, Parent and Mr. Portnoy did not consider the historical market prices, purchase prices paid in previous purchases of Shares, liquidation value or net book value of ALR. Neither the historical market prices nor the purchase prices paid in previous purchases of the Shares in the past two years (no member of the Purchaser Group made any such purchases during such period) were considered because Parent and Mr. Portnoy do not believe that the historical trading prices or previous purchase prices of the Shares provide an appropriately reliable indication of the current value of the Company and therefore are not relevant factors to a determination of fairness because of recent challenges faced by ALR’s business, including (i) the continuing impact of the COVID-19 pandemic and resulting market disruptions on the senior living industry, (ii) the current U.S. economic conditions, including inflation, supply chain issues and a tight labor market, and (iii) ALR’s receipt of a delisting notice from Nasdaq. Parent and Mr. Portnoy implicitly considered the value of ALR in a sale as a going concern by taking into account the Company’s current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters. Parent and Mr. Portnoy did not, however, explicitly calculate a stand-alone going concern value of ALR. The liquidation value was not considered because ALR is a viable going concern and Parent has no plans to liquidate ALR. Therefore, Parent and Mr. Portnoy believe that the liquidation value of ALR is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders. Further, Parent and Mr. Portnoy did not consider net book value, which is an accounting concept, as a factor because it believes that net book value is not a material indicator of the value of ALR as a going concern but rather is indicative of historical costs. Except as otherwise disclosed in this Offer to Purchase, and other than the contacts between ALR and “Party A” as described in the Schedule 14D-9 under the heading “Background of the Offer and the Merger,” Parent and Mr. Portnoy are not aware of any firm offers made by a third party to acquire ALR during the past two years and in any event has no intention of selling the Shares it owns. Parent and Mr. Portnoy did not consider third-party offers in reaching its conclusion as to fairness.

The foregoing discussion of the information and factors considered and given weight by Parent and Mr. Portnoy is not intended to be exhaustive, but includes the factors considered by Parent and Mr. Portnoy that it believes to be material. Parent believes these factors provide a reasonable basis upon which to form its belief that the Offer and the Merger is fair to the stockholders of ALR who are unaffiliated with ALR. Parent’s view as to the fairness of the transaction to stockholders of ALR that are unaffiliated with Parent should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Offer.”

7.	The information set forth in the section entitled “3. Purpose of the Offer and Plans for ALR” on page 16 of the Offer to Purchase is amended and supplemented by replacing the second sentence of paragraph beginning with “Effects of the Offer.” with the following sentences:

“If a merger is consummated, Parent’s indirect interest in such items would increase to 100% and Mr. Portnoy, as president, sole trustee and controlling shareholder of ABP Trust, may be deemed to be a beneficial owner of 100% of these Shares, but Mr. Portnoy disclaims such beneficial ownership except to the extent of his pecuniary interest therein (in each case, approximately $154.3 million in net book value, based on ALR’s net book value attributable to its shareholders as of September 30, 2022, and approximately $27 million in net losses, based on ALR’s net earnings attributable to its shareholders for the nine months ending September 30, 2022). Further, the Purchaser Group would be entitled to all benefits resulting from that interest, including all income generated by ALR’s operations and any future increase in ALR’s value.”

8.	The information set forth in the section entitled “5. Transactions and Agreements Concerning the Shares” on page 18 of the Offer to Purchase is amended and supplemented by replacing the first paragraph as follows:

“None of the Purchaser Group or, to the Purchaser Group’s knowledge, the persons listed in Schedule A to this Offer to Purchase or any associate or majority owned subsidiary of the Purchaser Group or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of ALR. Except as set forth elsewhere in this Offer to Purchase or Schedule A to this Offer to Purchase: (i) none of the Purchaser Group or, to the Purchaser Group’s knowledge, the persons or entities referred to in the previous sentence has effected any transaction in the Shares or any other equity securities of ALR during the past 60 days; (ii) none of the Purchaser Group or, to the Purchaser Group’s knowledge, the persons listed in Schedule A to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ALR (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iii) during the two years before the date of this Offer to Purchase, there have been no transactions between the Purchaser Group, their respective subsidiaries or, to the Purchaser Group’s knowledge, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and ALR or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (iv) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser Group, their respective subsidiaries or, to the Purchaser Group’s knowledge, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and ALR or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (v) none of the Purchaser Group or, to the Purchaser Group’s knowledge, the persons listed in Schedule A to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (vi) none of the persons listed on Schedule A of this Offer to Purchase has made a recommendation either in support of or opposed to the Offer or the Merger and (vii) none of the Purchaser Group or, to the Purchaser Group’s knowledge, the persons listed in Schedule A to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.”

9.	The caption and information set forth in the section entitled “17. Certain Information Concerning Parent and Purchaser” on page 39 of the Offer to Purchase is amended and supplemented by replacing the caption and first three paragraphs with the following:

“17. Certain Information Concerning Parent and Purchaser.

General. Purchaser is a Maryland limited liability company with its principal executive offices located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634. The telephone number of Purchaser is (617) 928-1300. Purchaser is a wholly owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of ALR and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent is a Maryland limited liability company with its principal offices located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634. The telephone number of Parent is (617) 928-1300. Parent is a wholly owned subsidiary of ABP Trust.

ABP Trust is a Maryland statutory trust with its principal offices located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634. The telephone number of ABP Trust is (617) 928-1300.

Adam D. Portnoy is the sole trustee and controlling shareholder and an officer of ABP Trust. Mr. Portnoy’s principal offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634. The telephone number of Mr. Portnoy is (617) 928-1300.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of the Purchaser Group and certain other information are set forth in Schedule A hereto. For additional information, see Section 5—“Transactions and Arrangements Concerning the Shares.””

10.	The information set forth in the section entitled “18. Summary of the Merger Agreement” on page 40 of the Offer to Purchase is amended and supplemented by replacing the second sentence of the first paragraph with the following sentence:

“The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 17—“Certain Information Concerning the Purchaser Group.””

11.	The information set forth in the section entitled “20. Conditions of the Offer” on page 55 of the Offer to Purchase is amended and supplemented by adding the following at the end of section 20:

“On February 28, 2023, MidCap Funding VIII Trust delivered the MidCap Consent by entering into a letter agreement with certain subsidiaries of ALR (the “Consent Letter”), whereby MidCap Funding VIII Trust consented to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, pursuant to (i) that certain Credit and Security Agreement, dated as of January 27, 2022, by and among certain subsidies of ALR, MidCap Funding VIII Trust, as administrative agent, and the lenders from time to time party thereto and (ii) that certain Guaranty and Security Agreement, dated as of January 27, 2022, by ALR and Five Star Senior Rehabilitation and Wellness Services, LLC, a Maryland limited liability company. Accordingly, the MidCap Consent described in this Section 20—“Conditions of the Offer” has been satisfied.”

12.	The information set forth in the section entitled “22. Certain Legal Matters; Regulatory Approvals” on page 55 of the Offer to Purchase is amended and supplemented by replacing the first sentence of the paragraph titled “General” with the following sentences:

“Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by ALR with the SEC and other information regarding ALR, Parent and Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of ALR and that might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority (other than with respect to the CIMA Application and the New Jersey Applications (each as defined below)) that would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. Following the commencement of the Offer, Parent and Purchaser became aware that the approval of the Cayman Islands Monetary Authority may be required in connection with the change of control of ALR’s Cayman Islands organized captive insurance company subsidiary resulting from the Potential Transaction. Parent and Purchaser are preparing to submit an application with the Cayman Islands Monetary Authority regarding the operations of ALR’s Cayman Islands organized captive insurance company subsidiary and the Potential Transaction (the “CIMA Application”). While Parent and Purchaser are preparing to seek the prompt approval of the CIMA Application, the receipt of such approval is not a condition of the Offer.”

13.	The information set forth in the section entitled “Schedule A” on page A-1 of the Offer to Purchase is amended and restated as follows:

“SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF PURCHASER, PARENT AND ABP TRUST

The common business address and telephone number for all the directors and executive officers of Parent, Purchaser and ABP Trust is as follows:

Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634. The telephone number of the Purchaser Group is (617) 928-1300.

1.            Trustee and Executive Officers of ABP Trust.

The following table sets forth information about the trustee and executive officers of ABP Trust as of March 8, 2023.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Adam D. Portnoy United States of America Sole Trustee and President

Adam D. Portnoy also serves as Parent’s and Purchaser’s President and as the sole Director of Purchaser’s and Parent’s Board of Directors. See “2. Directors and Executive Officers of Purchaser” and “3. Directors and Executive Officers of Parent” below for further information.

2.            Directors and Executive Officers of Purchaser.

The following table sets forth information about the directors and executive officers of Purchaser as of February 16, 2023.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Adam D. Portnoy United States of America Director and President	Adam D. Portnoy also serves as Parent’s President and as the sole Director of Parent’s Board of Directors. See “3. Directors and Executive Officers of Parent” below for further information.
Matthew P. Jordan United States of America Treasurer	Matthew P. Jordan also serves as Parent’s Treasurer. See “3. Directors and Executive Officers of Parent” below for further information.
Jennifer B. Clark United States of America Secretary	Jennifer B. Clark also serves as Parent’s Secretary. See “3. Directors and Executive Officers of Parent” below for further information.

3.            Directors and Executive Officers of Parent.

The following table sets forth information about the directors and executive officers of Parent as of February 16, 2023.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Adam D. Portnoy United States of America Director and President	Adam D. Portnoy has been President and Chief Executive Officer of The RMR Group Inc., a Maryland corporation (“RMR Inc.”) since shortly after its formation in 2015. Mr. Portnoy has been the president and chief executive officer of The RMR Group LLC, a Maryland limited liability company (“RMR”) since 2005 and was a director of RMR from 2006 until June 5, 2015 when RMR became a majority owned subsidiary of RMR Inc. and RMR Inc. became RMR’s managing member. Mr. Portnoy serves as the chair of the boards of DHC, Industrial Logistics Properties Trust, Office Properties Income Trust, Seven Hills Realty Trust, Service Properties Trust, ALR and TravelCenters of America Inc. Until RMR Advisors LLC’s merger with and into Tremont Realty Capital LLC on January 6, 2021. Mr. Portnoy has been a director of Tremont Realty Capital LLC since March 2016 and served as its president and chief executive officer from March 2016 through December 2017. Mr. Portnoy is the sole trustee and controlling shareholder and an officer of ABP Trust. Mr. Portnoy is a director and controlling shareholder of Sonesta International Hotels Corporation and its parent. Mr. Portnoy was a managing trustee of Select Income REIT from 2011 until it merged with a wholly owned subsidiary of Office Properties Income Trust in December 2018 and a managing trustee of Tremont Mortgage Trust from 2017 until it merged with and into Seven Hills Realty Trust in September 2021. Mr. Portnoy currently serves as the Honorary Consul General of the Republic of Bulgaria to Massachusetts, as chair of the board of directors of the Pioneer Institute, as a member of the executive committee of the board of directors of the Greater Boston Chamber of Commerce, and as a member of AJC New England’s Leadership Board, and previously served on the board of governors for the National Association of Real Estate Investment Trusts and the board of trustees of Occidental College.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Matthew P. Jordan United States of America Treasurer

Matthew P. Jordan joined RMR LLC in April 2012 as chief accounting officer; he became senior vice president, chief financial officer and treasurer of RMR LLC in November 2012; and he became an executive vice president of RMR LLC in October 2017 while continuing to serve as RMR LLC’s chief financial officer and treasurer. Mr. Jordan has served as a managing trustee of Seven Hills Realty Trust since January 2021 and as a managing trustee of Industrial Logistics Properties Trust since June 2022. Mr. Jordan was a managing trustee of Tremont Mortgage Trust from January 2021 until it merged with and into Seven Hills Realty Trust in September 2021. Mr. Jordan was an executive vice president, chief financial officer and treasurer of RMR Advisors LLC from October 2017 until January 2021, when RMR Advisors LLC merged with and into Tremont Realty Capital LLC. Mr. Jordan has been a director, president and chief executive officer of Tremont Realty Capital LLC since January 2021; he was the executive vice president from October 2017 to December 2020, was previously treasurer and chief financial officer from its formation in 2016 to December 2020 and a vice president from its formation until October 2017.

Jennifer B. Clark United States of America Secretary	Jennifer B. Clark has been Executive Vice President, General Counsel and Secretary since shortly after RMR Inc.’s formation in 2015. Ms. Clark joined RMR LLC in 1999 as a vice president; she became a senior vice president in 2006, an executive vice president and general counsel in 2008 and secretary in 2015. Ms. Clark serves as secretary of DHC, Industrial Logistics Properties Trust, Service Properties Trust, Office Properties Income Trust, Seven Hills Realty Trust, ALR and TravelCenters of America Inc. Ms. Clark also serves as an officer of ABP Trust, director and secretary of Sonesta International Hotels Corporation and its parent, and director, executive vice president, general counsel and secretary of Tremont Realty Capital LLC. Ms. Clark also served as a trustee of DHC from 2018 to June 2021, a trustee of Seven Hills Realty Trust from 2019 to January 2021 and chief legal officer of Seven Hills Realty Trust from 2002 to January 2021. Until RMR Advisors LLC’s merger with and into Tremont Realty Capital LLC on January 6, 2021, Ms. Clark served as a director of RMR Advisors LLC from 2016 and as its president and chief executive officer from 2019, and prior to that as its executive vice president, general counsel and secretary from October 2017 through December 2018, and as its vice president and chief legal officer from 2007 through September 2017, and as its secretary since 2004.”

14.	The information set forth in the section entitled “Schedule B” on page B-1 of the Offer to Purchase is amended and supplemented by replacing the first sentence of the first paragraph with the following sentences:

“The following table sets forth (i) certain information with respect to the Shares beneficially owned by the Purchaser Group and, to the best of their knowledge, their respective directors and officers, and, in the case of Parent and ABP Trust, controlling stockholders and (ii) the purchases of Shares by the Purchaser Group and, to the best of their knowledge, their respective directors and officers, and, in the case of Parent and ABP Trust, controlling stockholders during the past sixty days. The security ownership information in the table below is given as of February 16, 2023 and, in the case of percentage ownership information, is based on 33,442,433 Shares outstanding as of February 16, 2023. Beneficial ownership is determined in accordance with the rules of the SEC (except as noted below).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2023

By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President of ABP Acquisition LLC

By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President of ABP Acquisition 2 LLC

By:	/s/ Adam D. Portnoy
	Name:	Adam D. Portnoy
	Title:	President of ABP Trust

/s/ Adam D. Portnoy
Adam D. Portnoy